April 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to the letter from you dated April 14, 2017 in respect to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F filed on November 3, 2016.

We hereby respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

General

1. We note the cautionary language contained in your “Explanatory Note” that Amendment No. 1 was only filed to update your financial statements through December 31, 2016 and was “not intended to update other information disclosed in the Original Report” and that the amendment was not intended to “reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as required to reflect” the updated financial statements. Please note that you are required to update all information, to the extent available and known, through effectiveness of the registration statement. Please confirm and remove any similar qualifications from your next amendment.

In response to the Staff’s comments, we confirm and have removed similar qualifications in our amended Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 46

2. We note that Other Operating Expenses for the year ended December 31, 2016 on page 49 were $1.7 million of the $8.4 million of total expenses. Please provide discussion of the nature of these other expenses pursuant to Rule 303(a)(3) of Regulation S-K and separately identify any material expenses on the face of the Statement of Operations or disclosure in notes to the financial statements.

In response to the Staff’s comments, we have included the discussion in Item 5 and expanded our disclosure on the nature of these other expenses in the note 8 to the financial statements.

Note 13 – Trade and Other Accounts Receivable, page F-22

3. We note current Trade and Other Accounts Receivable (<60 days past due) of $7,897,623 on page F-22 and that revenues for the last six months of 2016 were $7,745,289 ($13,929,670 for the year less $6,184,381 for the six months ended June 30, 2016). Please expand the disclosure in Note 13 to address the increase in current accounts receivable in excess of revenues recorded in the last six months of 2016 and any material terms of accounts receivable that impact balances as of December 31, 2016. Also, expand Operating and Financial Review and Prospects to discuss any trend or pattern of revenues in the second half of 2016 and its impact on liquidity.

In response to the Staff’s comments, we have included the discussion in Item 5 and expanded our disclosure on the trade receivables in the note 13 to the financial statements.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

4. We note the disclosure in Note 29(f) on page F-33 that you do not have any material credit risk exposure to any single debtor or group of debtors. We also note that Customer A constituted 37% of your revenues ($5,309,526) based on disclosure on page F-18. Please revise the disclosure to address your material accounts receivable balance as of December 31, 2016, the significance of Customer A, credit terms unique to major customers and your credit risk exposure disclosure accordingly.

In response to the Staff’s comments, we have revised our credit risk exposure disclosures in Note 29(f) accordingly.

Exhibits

5. Please include a currently dated consent from your independent registered public accounting firm.

We have included a currently-dated consent from our independent registered public accounting firm in our amended Form 20-F.

For your easy reference, we have attached our mark up changes on the Form 20-F.

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 2 of 2
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number [        ]

Integrated Media Technology Limited

(Formerly known as China Integrated Media Corporation Limited)

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Mr. Con Unerkov, Non-executive Director

Level 7, 420 King William Street, Adelaide, SA 5000, Australia

Phone +61 8 7324 6018 Fax:+61 8 8312 0248

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered or to be registered
Ordinary Shares	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of September 30, 2016 is 79,301,852

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐   Yes     ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☐   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐   Yes     ☐   No

EXPLANATORY NOTE

This Amendment No. 2 (Amendment No.2) to Integrated Media Technology Limited’s registration statement Form 20-F hereby incorporates i) additional disclosure on Other Operating Expenses in Item 5 and in Note 8 to the financial statements, ii) additional disclosures on Trade and Other Accounts Receivables in Item 5 and in the Note 13 to the financial statements, iii) updated the credit risk exposure section of Note 29(f) of the financial statements iv) updated Consent Letter from the reporting accountants in Exhibit 15.1 and v) updated the Explanatory Note to remove qualifications. This Form 20-F registration statement was originally file with the Securities Exchange Commission (“SEC”) on March 6, 2017 when we released the draft Form 20-F registration statement on the SEC website. We further submitted Amendment No. 1 on the SEC website on April 5, 2017 to incorporate the latest audited consolidated financial statements of the Company for the year ended December 31, 2016 in removing the comparative balances for the year ended December 31, 2013.

INTRODUCTION

Integrated Media Technology Limited was incorporated under the laws of the Commonwealth of Australia on August 8, 2008. The principal listing of our ordinary shares and to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in anticipation of the listing of common stock on the NASDAQ Capital Market under the symbol “IMTE”. We will appoint an agent to act as our share registrar and transfer agent to register and deliver our ordinary shares in the United States for the Nasdaq Stock Market. As used in this registration statement, the terms “we,” “us,” “our”, “IMT”, and the “Company” mean Integrated Media Technology Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other documents are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this registration statement or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015

Revenue

The following table sets forth revenues by sources and the percentage of our total operating revenues for the period indicated:

	For the years ended December 31,
	2016		2015
	Amount A$	% of Total Revenues	Amount A$	% of Total Revenues
Products
Displays	1,252,424	9.0	593,836	9.3
Conversion	6,126	0.0	44,046	0.7
Tablets and mobiles	175,021	1.3	268,211	4.2
Super workstations	3,273,438	23.5	3,363,078	52.8
Software	693,280	5.0	-	0.0
Technology solutions	8,392,512	60.2	-	0.0
Audio products	111,045	0.8	1,838,663	28.8
Other products	25,617	0.2	205,942	3.2
Subtotal	13,929,463	100.0	6,313,776	99.0
Services
Other services	-	0.0	-	0.0
Consulting services income	207	0.0	65,260	1.0
Subtotal	207	0.0	65,260	1.0
Total operating revenues	13,929,670	100.0	6,379,036	100.0

Revenues. The revenue from operating activities for the year ended December 31, 2016 was A$13,929,670 as compared to the prior year of A$6,379,036, an increase of A$7,550,634 or 118% from the prior year. The revenue for the year ended December 31, 2016 consists of the sales and distribution of 3D autostereoscopic products and conversion equipment, sales of software and technology solutions, sales and distribution of audio products, provision of consultancy services while in the prior year the sales were mainly sales and distribution of 3D autostereoscopic products and conversion equipment. The significant increase in revenue from operations in the year ended December 31, 2016 is primarily attributable to sales of Marvel 3DPro Super Workstations, software and technology solutions which were new businesses and product lines introduced in late 2015. The revenue from operating activities in the second half of 2016 amounted to $7,745,289, as compared to the first half of 2016 of $6,184,381. The revenue continued to grow which is attributable to the growth in the demand and applications for 3D autostereoscopic products, and its related software and technology solutions.

Cost of Sales. The following table sets forth cost of sales by sources of revenues by amount and as a percentage of net revenues for the periods indicated:

	Years ended December 31,
	2016		2015
	Amount A$	% of Net Revenues	Amount A$	% of Net Revenues
Products	2,027,743	14.6	2,984,291	46.8
Services	-	0.0	-	0.0
Total cost of sales	2,027,743	14.6	2,984,291	46.8

Cost of sales decreased by 32% to A$2,027,743 in 2016 from A$2,984,291 in 2015, which primarily due to the change in product mix of the Group with more software products and technology solutions being sold with less cost of sales than that of the products sold in the prior year.

Gross Profit and Gross Margin. Gross profit increased by 251% from A$3,394,745 in 2015 to A$11,901,927 in 2016. Our gross margin significantly increased from 53% in 2015 to 85% in 2016, primarily due to the change in product mix of the Group with more software products and technology solutions being sold with comparatively higher profit margin than that of the products sold in the prior year.

Gain on disposal of financial assets at fair value

The gain on disposal of financial assets of A$507,694 for the year ended December 31, 2015 represented the sales of our investment in the ordinary shares of a company quoted on the OTC Market in the United States.

Other income

It represented primarily the government subsidy in respect of our technology development projects received for the year ended December 31, 2016. While it represented mainly the design service income of the audio products in our audio division for the year ended December 31, 2015.

Expenses

The operating expenses for the year ended December 31, 2016 was A$8,425,241 as compared to the prior year of A$5,306,735 an increase of A$3,118,506 or 59% from the prior year. The increase in total operating expenses was mainly attributable to (i) the increase of A$734,066 in employee related costs as a result of the additional staffing through the acquisition of 3D technology businesses in late 2015, and (ii) the aggregate increase of about A$3,357,000 in general administration expenses of depreciation and amortization expenses, travel and accommodation expenses and other expenses due to the increase in operating activities as a result of acquisition of 3D technology businesses in 2015. In 2016, the other operating expenses included primarily rental expenses of A$370,423, communication and telephone of A$81,297, exhibition and marketing expenses of A$257,012, exchange loss of A$100,950 and administration and office expenses of A$872,270. In 2015, the other operating expenses included primarily rental expenses of A$155,365, communication and telephone of A$25,603, exhibition and marketing expenses of A$38,690, exchange loss of A$16,621 and administration and office expenses of $196,298. These expenses significantly increased to A$1,728,184 for the year ended December 31, 2016 as compared to the prior year of A$506,245 was primarily due to the inclusion of full year expenses incurred in MDL in 2016 compared to only three months in prior year.

Employee benefit expenses increased significantly by 75% to A$1,715,687 in 2016 from A$981,621 in 2015, which was primarily due to the additional staffing through the acquisition of 3D technology businesses in late 2015. As at December 31, 2016, the Group had a total of 74 staff, compared to 44 staff in the Group as at December 31, 2015.

The loss on disposal of subsidiary for the year ended December 31, 2016 is related to the Company’s shareholding in Conco International Co., Limited which was disposed in March 2016.

Income tax

An income tax expenses of A$2,018,939 consisted of A$1,052,266 and A$966,673 of current tax and deferred tax were recognized during the year ended December 31, 2016 which were arising primarily from the increase of taxable profit and the recognition of tax effect of temporary differences. While the income tax credit of A$356,158 was recognized during the year ended December 31, 2015 which was arising primarily from the recognition of tax effect of previously unrecognized tax losses and temporary differences.

Net Profit

We recorded a net profit of A$$3,595,068 and A$2,356,122 for the years ended December 31, 2016 and 2015 respectively. This increase in net profit from the prior year was mainly due to the sale of our 3D conversion equipment, software and technology solutions which were new businesses and product lines introduced in late 2015.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through shareholder advances and short term investments. We have incurred significant losses since our inception until 2015. We recorded profit of A$ 3,595,068, profit of A$2,356,122 and loss of A$899,508 for the fiscal years ended December 31, 2016, 2015 and 2014 respectively.

Equity Issuances

The following table summarizes our issuance of ordinary shares for cash. We did not issue shares for share-based payments, executive and employee compensation in the last 3 fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Issuance of new shares	2013	17,400,000	3,480,000
Share issuance in respect of payment to a consultant	2013	500,000	100,000
Share issuance in respect of acquisition of subsidiaries	2015	26,389,019	5,277,804

Capital Requirements

As of December 31, 2016, we had cash and cash equivalents of A$1,036,965 and trade receivables of A$8,612,576. Our trade receivable balance significantly increased as compared to A$703,792 as of December 31, 2015, was attributable to strong growth in the sales of ASD products, 2D to 3D conversion equipment, technology solutions and software during the year ended December 31, 2016. The increase in trade receivables will not affect our cashflows since we have adequate cash reserve, bank facilities and cashflows generated from our operations to finance our ongoing operations. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our 3D developments or our operations.

We anticipate that we will require substantial funding of A$2 Million in order to achieve our long-term goals and complete the research and development of our current 3D products. We expect to generate revenue from our current lineup of 3D products and services, and audio products but we cannot forecast the level of revenue in the coming year and we are not certain of our results, either profit or loss. Accordingly, our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of our new products;

•	the revenue generated for the 3D products and services, and the audio products; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

In additional to the funding required for the research and development of our 3D products, we also have funding requirements to pay for the performance fee in respect of the acquisition of MDL. As at December 31 2016, the performance fee was estimated to be about A$21 million based on the discounted cash flow valuation method. The Company will prepare to raise the capital of such funding requirements through the capital or equity markets, in particular we will look at private equity to capitalize on our technologies through our subsidiaries. We may also consider to raise additional funds from the capital markets in Australia or USA where our common stocks are traded.

NOTE 8. PROFIT / (LOSS) BEFORE INCOME TAX (Continued)

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Loss on financial assets at fair value through profit or loss	-	-	551,787

Other operating expenses
- Auditors’ remuneration for:
- Audit and review of financial statements
- auditor of the Group in Australia	37,500	29,499	33,260
- auditors of the subsidiaries in Hong Kong and China	1,627	2,077	3,456
- auditor of the Group for PCAOB audit	7,105	42,092	-

Total auditors’ remuneration	46,232	73,668	36,716

- Communication and telephone	81,297	25,603	4,511
- Exhibition and marketing expenses	257,012	38,690	-
- Exchange losses	100,950	16,621	24,240
- Rental expense on operating lease	370,423	155,365	16,820
- Administrative and office expenses	872,270	196,298	85,052
Total other operating expenses	1,728,184	506,245	167,339

NOTE 9. INCOME TAX (EXPENSES) / CREDIT

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Current tax expense	(1,052,266)	-	-
Deferred tax (expense) / benefit	(966,673)	356,158	-
Over / (under) provision for prior years	-	-	-
Income tax (expenses) / credit	(2,018,939)	356,158	-

(a)	The prima-facie tax on profit / (loss) before income tax is reconciled to the income tax (expenses) / credit as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$	December 31, 2014 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Profit / (Loss) before income tax expense	5,614,007	1,999,964	(899,508)

Income tax (expense) / credit on profit / (loss) before income tax at 30%	(1,684,202)	(599,989)	269,852
Difference in overseas tax rates	312,313	119,654	(98,322)
Add / (less) the tax effect of:
Recognition of tax effect of previously unrecognized tax losses and temporary differences	-	1,059,090	-
Utilisation of previously unrecognized tax losses	-	594,049	-
Utilisation of tax losses during the year	(500,971)	-	-
Tax losses and temporary differences for the year for which no deferred tax is recognized	(146,079)	(816,646)	(171,530)
Income tax (expenses) / credit	(2,018,939)	356,158	-

NOTE 13. TRADE AND OTHER RECEIVABLES (Continued)

(a) Ageing Analysis

The ageing analysis of trade receivables is as follows:

	Consolidated
	December 31, 2016 A$	December 31, 2015, A$
Current	7,897,623	703,792

Past due
61 -90 days	-	-
> 91 days	714,953	-
	714,953	-
	8,612,576	703,792

The increase in trade receivable balance as at December 31, 2016 was primarily attributable to sales of 2D to 3D conversion equipment, software and technology solutions in the fourth quarter of 2016.

Included in trade receivable balance was one customer with outstanding receivable of $378,673 who was granted with credit terms for payment under four equal quarterly instalments in May, August, November 2016 and February 2017. The outstanding balance was therefore regarded as current receivables in the above ageing analysis. The Group has granted another customer in respect of technology solution and software sales with a credit term of 270 days. The outstanding balance due from this customer was $5,309,526 as at 31 December 2016 and of which $4,993,099 was current receivables.

 (b) Trade receivables which are past due but not impaired

Included in the Group’s trade receivable balance are debtors with an aggregate carrying amount of $714,953 (2015: Nil) which are past due at the end of the reporting period for which the Group has not made provision for impairment loss.

The carrying value of trade receivables is considered reasonable approximation of fair value to the short term nature of the balance.

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables in the consolidated financial statements. Refer to Note 29(f) for further details of credit risk management.

NOTE 14. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Ordinary shares – quoted on the OTC Market in the United States	-	-

Reconciliation of the fair values at the beginning and end of the current and previous financial year are set out below:

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Opening fair value	-	614,133
Exchange gain	-	-
Disposal	-	(614,133)
Devaluation	-	-
	-	-

NOTE 15. OTHER ASSETS

	Consolidated
	December 31, 2016 A$	December 31, 2015 A$
Prepayments	280,325	76,067
Trade deposits	1,819,648	410,910
Other deposits	151,869	296,899
GST receivable	2,073	4,270
	2,253,915	788,146

NOTE 29. FINANCIAL RISK MANAGEMENT (Continued)

(d) Foreign currency risk (Continued)

If the AUD had weakened against the HKD by 5% (2015: 5%), the USD by 5% (2015: 5%) and the RMB by 10% (2015: 10%) respectively then this would have had the following impact:

	Profit / (Loss) for the year				Equity
	HKD	USD	RMB	Total	HKD	USD	RMB	Total
December 31, 2016	(1,159,846)	2,478	792,856	(364,512)	(1,159,846)	2,478	792,856	(364,512)
December 31, 2015	(1,086,559)	9,079	460,150	(617,330)	(1,086,559)	9,079	460,150	(617,330)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to currency risk.

(e) Liquidity risk management

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2016		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	1,654,843	1,654,843	1,654,843	-	-	-
Trade deposits received	99,866	99,866	99,866	-	-	-
Amount due to ultimate holding company	2,382,707	2,382,707	2,382,707	-	-	-
Bank overdraft	784,029	784,029	784,029	-	-	-
Borrowings	447,250	449,516	-	449,516	-	-
Provisions	31,331	31,331	31,331	-	-	-
Contingent consideration liability	20,748,035	20,748,035	-	-	-	20,748,035
	26,148,061	26,150,327	4,952,776	449,516	-	20,748,035

2015		Total
		contractual	0 - 30 days
	Carrying	undiscounted	or on	31 - 90	91 -365	Over
	amount	cash flow	demand	days	Days	1 year
	$	$	$	$	$	$

Trade and other liabilities	477,618	477,618	477,618	-	-	-
Trade deposits received	337,739	337,739	337,739	-	-	-
Amount due to ultimate holding company	3,570,839	3,644,140	875,939	-	-	2,768,201
Provisions	29,230	29,230	29,230	-	-	-
Contingent consideration liability	20,836,176	20,836,176	-	-	-	20,836,176
	25,251,602	25,324,903	1,720,526	-	-	23,604,377

(f) Credit risk

Credit risk refers to the risk that a counter-party will default on its contractual obligations resulting in a financial loss to the Group. The Group’s potential concentration of credit risk consists mainly of cash deposits with banks and trade receivables with its customers. The Group’s short term cash surpluses are placed with banks that have investment grade ratings. The Group considers the credit standing of counterparties and customers when making deposits and sales, respectively, to manage the credit risk. In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the individual customer's past credit history of making payments when due, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Ongoing credit evaluation is performed on the financial condition of trade receivables on a periodic basis. Normally, the Group does not obtain collateral from customers. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

At 31 December 2016, the Group has a concentration of credit risk as 62% and 85% (2015: 20% and 76%) respectively of the total gross trade receivables were due from the Group's largest customer and the five largest customers respectively. The management closely monitors the subsequent settlement of the customers and considering the nature of the business at current, the Group believes that the credit risk is not material to the Group’s operations.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at the end of the reporting period, to financial assets, is represented by the carrying amount of cash and bank balances, trade and other receivables, net of any provisions for doubtful debts, as disclosed in the consolidated statement of financial positions and notes to the consolidated financial statements.

(g) Fair value of financial instruments

The following liability is recognized and measured at fair value on a recurring basis:

- Contingent consideration liability.

Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed are categorized according to the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Integrated Media Technology Limited

/s/ Herbert Ying Chiu Lee
By: Herbert Ying Chiu Lee Title: Chief Executive Officer

Date: April 19, 2017

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement pursuant to Section 12(b) of the Securities Exchange Act of 1934, of our report dated March 31, 2017, relating to the consolidated financial statements of Integrated Media Technology Limited (Formerly China Integrated Media Corporation Limited) as at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, appearing on the Amendment No.2 to this Form 20-F.

/s/ HKCMCPA Company Limited

CERTIFIED PUBLIC ACCOUNTANTS

Hong Kong

April 19, 2017

15th Floor, Aubin House, 171-172 Gloucester Road, Wan Chai, Hong Kong
Tel: (852) 2573 2296 Fax: (852) 3015 3860	http://www.hkcmcpa.us